SUPPLEMENT Dated April 26, 2012
To The Current Prospectus

ING Architect New York Variable Annuity
ING Empire Innovations Variable Annuity

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

1. ***Effective April 30, 2012***, the following fund changes will occur:

    • The *ING American Funds Growth Portfolio* and the *ING Artio Foreign Portfolio* will close to new investments.

    • Class S of the *ING Large Cap Growth Portfolio* will close to new investments and Class ADV will be added under the Contract as an available investment option.

    • The *ING Baron Small Cap Growth Portfolio* will change its name to *ING Baron Growth Portfolio*.

    All references in the Prospectus are changed accordingly.

2. **Important Information Regarding Upcoming Fund Reorganizations**

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
ING American Funds Growth Portfolio	ING Large Cap Growth Portfolio (Class ADV)
ING Artio Foreign Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class S)

Subject to shareholder approval, each reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolios will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

Effective on the Reorganization Date all references in the prospectus to the Merging Portfolios are replaced with the corresponding Surviving Portfolio.

3. Important Information Regarding Upcoming Changes to the ING American Funds Bond Portfolio

Effective on or about July 21, 2012, the ING American Funds Bond Portfolio will change its name, subadviser and investment objective as follows:

New Fund Name: ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **New Investment Subadviser:** ING Investment Management Co. LLC	**New Investment Objective**: Seeks to provide maximum total return through income and capital appreciation.

As of July 21, 2012, all references to the ING American Funds Bond Portfolio are revised accordingly.

4. Effective April 30, 2012, the following updates and replaces the section titled Regulatory Matters, with the exception of the Product Regulation paragraph, in your prospectus.

Regulatory Matters
As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. These currently include regulatory scrutiny of whether and to what extent insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain whether customers have deceased and to pay claims even where no claim for benefits has been made. Along these lines, the New York Department of Financial Services has directed the Company to use information available on the SSDMF to identify any death claim that may be due under life insurance policies, annuity contracts or retained asset accounts that have not been previously reported through historical claim reporting processes, implement procedures to locate beneficiaries, make prompt payments as necessary, and to report to the New York Department of Financial Services the results of using the data. In addition, a majority of states are conducting an audit of the Company's compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for benefits has been made. Some of the investigations, audits, examinations, and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines, additional escheatment of funds deemed abandoned under state laws, changes to the Company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the ultimate outcome of any such action, or the internal and external investigations, examinations, reviews and inquiries, management does not believe that they will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.